Exhibit (a)(5)(F)

FINAL TRANSCRIPT

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Conference Call Transcript

GE - GE Healthcare Analyst Meeting

Event Date/Time: Nov 09, 2010 / 05:30PM GMT

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FINAL TRANSCRIPT

Nov 09, 2010 / 05:30PM GMT, GE - GE Healthcare Analyst Meeting

Forward Looking Statements

Certain statements in this transcript regarding Clarient, Inc. and General Electric Company and the proposed transaction contain forward-looking statements that involve risks and uncertainty. Future events regarding the proposed transaction and both Clarient’s and GE’s actual results could differ materially from the forward-looking statements. Factors that might cause such a difference include, but are not limited to: delays in completing, or the failure to complete, the proposed transaction due to a failure to satisfy closing conditions or other reasons, Clarient’s ability to continue to develop and expand its diagnostic services business, uncertainties inherent in Clarient’s product development programs, Clarient’s ability to attract and retain highly qualified managerial, technical, and sales and marketing personnel, uncertainty of success in identifying, developing and commercializing new diagnostic tests or novel markers including the Mammostrat(R) test, Clarient’s ability to fund development of new diagnostic tests and novel markers, and to obtain adequate patent protection covering Clarient’s use of these tests and markers including for the Mammostrat(R) test, and the amount of resources Clarient determines to apply to novel marker development and commercialization, the risk to Clarient of infringement claims and the possibility of the need to license intellectual property from third parties to avoid or settle such claims, failure to obtain regulatory approvals and clearances required to conduct clinical trials if/when required and/or to commercialize Clarient’s services and underlying diagnostic applications, Clarient’s ability to compete with other technologies and with emerging competitors in novel cancer diagnostics and dependence on third parties for collaboration in developing new tests, and risks detailed from time to time in Clarient’s and GE’s reports filed with the U.S. Securities and Exchange Commission (“SEC”), including quarterly reports on Form 10-Q, current reports on Form 8-K, and annual reports on Form 10-K. Recent experience with respect to laboratory services, net revenues and results of operations may not be indicative of future results for the reasons set forth above. Neither Clarient nor GE assumes any obligation to update any forward-looking statements or other information contained in this document.

Important Additional Information

This transcript is neither an offer to purchase nor a solicitation of an offer to sell any securities. In connection with the proposed transaction, General Electric Company and Crane Merger Sub, Inc. have filed tender offer documents with the SEC. These documents have been mailed to all Clarient stockholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Clarient stockholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. The tender offer materials may be obtained at no charge by directing a request by mail to Morrow & Co., LLC, 470 West Avenue – 3rd Floor, Stamford, CT 06902, or by calling toll-free at (800) 279-6413, and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

CORPORATE PARTICIPANTS

John Dineen

GE Healthcare - President, CEO

Marcelo Mosci

GE Healthcare - President - China

Omar Israk

GE Healthcare Systems - President, CEO

Vishal Wanchoo

GE Healthcare IT - President, CEO

Pascale Witz

GE Healthcare Medical Diagnostics - President, CEO

Jan De Witte

GE Healthcare - VP - Services International

PRESENTATION

Unidentified Company Representative

Great, good afternoon and welcome everyone to our GE Healthcare Analyst’s Meeting and Webcast.

Today for the folks that are on the phone for the webcast, we have the slides available at our website at www.ge.com/investor. We’ll be recording today’s event so you’ll be able to see the replay probably starting tomorrow. We’ll put information about that up on our website.

I’m really pleased today to have here our CEO and President, John Dineen and several members of his leadership team. John is about a 25 year veteran in General Electric and several different businesses. I’ve had the pleasure of actually working for John back in the days of transportation.

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Nov 09, 2010 / 05:30PM GMT, GE - GE Healthcare Analyst Meeting

He has been leading the healthcare business for a little over two years and we’re real excited to share our current year results and where we’re going in the future with this business today.

We’re going to present for about two hours and then we’ll have time for Q&A at the end. And because as always, this large room, we’re going to hand out the mic so that we can record it for the webcast and we’ll have plenty of time for definitely questions and answers.

So, as I always have to say, elements of this presentation are forward looking and based on the world and businesses as we see them today. As you know, those events can change so please interpret them in that light So without further ado, I’d really like to introduce John Dineen.

Pascale Witz - GE Healthcare Medical Diagnostics - President, CEO

This must be the easy part. Molecular diagnostics. So since we recently announced our intention to acquire Clarient, I have to start with a disclaimer, since it’s a public company. And the deal is not closed.

So for the sake of time I will let you read it rather than go through it here.

And I will talk about the medical diagnostics business first, which what we currently have is a portfolio of products that are imaging agents that are used to be injected in the body to see better organs of vessels when you do imaging procedures. So the procedures that we do with our equipment, CT, MR, ultrasound sometimes, nuclear medicine in paid are using imaging agents that is what composed the business. The business is rooted in contrast media which is a very mature and developed market. Now the good news is that the emerging markets are growing. We see some markets that have tremendous growth like China, which is this year between 25 and 30% and we will obviously continue to drive that and expand into these markets.

We have new (inaudible) agents that are actually showing very nice growth in the markets where they are approved and we will work on getting approval in new markets so that we can expand the geographical coverage. We also have a very exciting in vivo [pat] imaging agents pipeline with agents that are progressing nicely through the clinical trial phases with some very nice future that I will talk a little bit more about.

And then, actually the acquisition of Clarient is a great fit to build a very strong molecular diagnostics business and establish leadership combining our current capabilities with Clarient’s capabilities.

So in order to understand the importance of molecular diagnostics, let me start with stepping back and how we look at cancer. The way we used to look at cancer was to define it by its geography. You have breast cancer, lung cancer, colon cancer and actually as we understand cancer better and better, we also understand that it’s a lot more complex than we thought. It’s a very complex disease and nowadays we understand that there are very different type of cancers. And the cancer as defined by their molecular profile, this is really what we call the fingerprint of the cancer and the molecular profile of the cancer itself will determine first of all the prognosis of the patient, but also the treatment that is going to be used for this very type of cancer.

For example a patient that is a [her] two positive will have [herceptine] as part of the treatment. A patient that has a cancer that expressing a hormone receptor positive will be treated with a different type of drug and drugs are getting more and more targeted, they are very focused because it’s important to really attack the disease very precisely. Which we are now in an era when we need targeted therapies and we need to find the right therapy for the right patient. This is what will increase the quality of the healthcare but also will reduce the overall healthcare costs because you don’t need to use treatment that are not really effective.

And if you look at the landscape, this is where the pharma industry has been going. When you look at what is happening in terms of sales and investments, you can see the transition to the bio therapeutic. The traditional pharmaceutical sales have been going down, the investments are going down and the sales in the bio therapeutics are increasing so these are bigger molecules, more complex and actually more difficult and more complex to handle too.

You can actually see that actually this is a market that is — that has some very nice growth prospects, 8% calculated estimated between now and 2014. And you can see that the big pharmaceutical companies have had heavy M&A activity to access this type of content over the past couple years.

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Nov 09, 2010 / 05:30PM GMT, GE - GE Healthcare Analyst Meeting

So why is that? It’s because the pharma model is changing. The era of big blockbusters the work with all the patients is over, I mean the world of starting is certainly over and now we have this more complex therapies that are more focused more targeted, more personalized, if you like, but you also need much more powerful diagnostics that can tell you which patient population is going to respond to every specified drug.

So this targeted drugs do require this powerful diagnostics to pinpoint the populations of patients that is going to respond to the drug.

So this is where actually combining in vivo and in vitro capabilities will enable us to be on this powerful diagnostic solution.

So what do I mean by that? In vivo diagnostics, this is what you do in the patient, this is imaging. You have the patient and you use equipment and imaging agents to see in the patient. And this is where we have — we have been establishing very strong leadership position and we do have already molecular diagnostics products and a solution pipeline. What Clarient brings is this in vitro molecular diagnostics, so in vitro means you take tissue or cells out of blood from the patients and you analyze that out of the patients and this is what allows you to grow at the level of the molecular footprint of the fingerprint of the type of cancer. It’s also an advantage in terms of developing this type of test is bringing advantage in terms of access, development time and development costs.

So combining these in vivo diagnostics with in vitro molecular diagnostics gives us the ability to build these sophisticated diagnostic solutions that will actually improve the patient care and improve the ability to make more confident medical decisions.

So if I go back to the example of breast cancer, well breast cancer, you know this is a huge disease, 250,000 plus new patients every year US only. The traditional diagnostics is pretty simple. is x-ray mostly, mammography trying to identify and find out the cancer, then trying to confirm if the suspicion is right or not by using either another mammography or ultrasound or MR, and then you go through a biopsy to define whether it’s a cancer or not and you adjust the therapy and then the patient will go into a patient monitoring.

Molecular diagnostics are going to play an increasing role in different stage and different steps here in this continuum. Once you have the — I mean once something is suspected, using in vitro diagnostic can help you reduce the recall rate. When you do the biopsy, and this is really where Clarient is focused, for example, is really taking the tissue out of the tumor, analyzing it and actually the complexity and the sophistication of the test is going to increase so that we understand the molecular profile better and better. And this will help adjust and choose the therapy.

And then moving into the treatment monitoring. We have a portfolio of imaging agents that are going to be critical in understanding whether the patient is responding or understanding fast whether the patient is responding or not to the drug.

So, overall, combining the in vivo imaging information with the in vitro molecular diagnostics information is really going to improve the patient outcome, while it’s going to save costs of the overall patient treatment.

So if I dig a little bit more into the in vivo diagnostics, as I said, this is what we have today. We have a pipeline of imaging agents in PETs that we are combining actually with the expertise we have developed with our PETs imaging business and equipment.

So on the imaging agent’s side, the molecules, we have two molecules that are pretty far down through the clinical trial phases, and they’re actually measuring tumor growth, tumor activity. Why is that important? You can see here a list — a couple of targeted therapies that actually target tumor growth. They try to inhibit tumor growth and you can see the market size — or the business size of these drugs. So the ability to have an agent that can tell you earlier on whether the patient is responding or not to the drug is really important. The ability to tell pretty quickly whether the patients stopped responding to the drug is also very important so that you can adjust the treatment. That’s one typical challenge you have in cancer is the drug works for a certain period of time and then the body fights it back and it stops working.

So this targeted therapeutics actually would benefit tremendously from having targeted diagnosis that really have adjust and select the right therapy.

Now, the other thing that we have actually in this space of in vivo molecular diagnostics is the fact that we have the imaging agents and the equipment allows us to define diagnostic solutions.

So for example, one of these imaging agents, which is a molecular market for the therapy response, while we are developing it, we also developing advanced and sophisticated software tools that will automate the assessment of the responded from the patient to the drug. So you can see two images where you can see the baseline before the treatment and the image after the treatment and we’re developing this sophisticated software solution that has the doctor assess and read the images to have his diagnosis or his assessment done.

FINAL TRANSCRIPT

Nov 09, 2010 / 05:30PM GMT, GE - GE Healthcare Analyst Meeting

So that’s really the therapy monitoring and in oncologies is where the in vivo molecular diagnostics is going to be extremely helpful.

Now, of course the other big piece of this molecular diagnostics is in vitro diagnostics. This is really where Clarient is playing. So Clarient is playing in this in vitro diagnostic world which is analyzing tissue that has been taken out of the tumor. This is the test that will help choose the therapy. So Clarient today is a well established and recognized leader of oncology, diagnostics tests that characterize and assess cancer. They have a very broad menu of tests, 350 plus, and they also have a large pipeline of proprietary tests that will be use full for breast, lungs, cancer and prostate cancer. They are covering the whole US, very strong customer base in the pathology with — pathologists and they also have a strong integration capabilities so that actually they can bring on more content to increase the menu that they have. And at the same time, they’re also working early on with pharma to help them develop companion diagnostics, which is diagnostics tests that we’ll actually be used hand in hand with targeted therapy to make sure that the drugs are effective.

So we have here a business that is doing well, 68% [cag] rate for the past five years — over the past five years, which is also scaleable and that will continue to do well. And combining this one with the existing in vivo molecular business that we have brings us a wide pipeline of products that will guide therapy decisions. We have a wide coverage for these products in vivo and in vitro in oncology and neurology.

So for example, Clarient bring pulmotype which is a test that helps you - that helps select lung cancer therapy. They have a test that is — that has just been launched last week for the risk of breast cancer recurrence, and the have another one to identify responders to specific therapies.

In the meantime our in vivo pipeline ahs some very exciting agents and actually, I will highlight here, although I have talked mostly about oncology, we have some agents in neurology and the same can apply in neurology. We have [pleutometomol] which is an Alzheimer’s disease market and you may have heard that actually yesterday Ely Lilly announced their intention to acquire a product that is very similar to this one and pretty much the same state of development for $300 million of upfront payment and $500 million of milestone payments, just to give you a sense of the value of this type of diagnostics in the overall patient management.

So we feel that with the strong in vivo and in vitro molecular diagnostics pipeline and with these two businesses combined together we really are in a great position to lead in molecular diagnostics. We are going to leverage our existing molecular imaging agents and the equipment to develop the sophisticated solutions. We’re going to leverage technologies that we’re developing at the global research center in molecular pathology that are going to enable efficiency of the pathology lab but also help us develop more content.

Vishal talked about digital pathology, which will enable workflow, and you can see here that actually Clarient is a great fit to all these different elements to have this very strong molecular diagnostics business.

And with that, I’ll transition to Jan De Witte who will speak about solutions.

QUESTION AND ANSWER

Unidentified Audience Member

And then the second — so just follow on to that. I mean with Clarient, it clearly looks like there’s good synergy between in vitro and in vivo, but what about things like bringing forward the pipeline, bringing forward that pipeline, accelerating time to market, or maybe sales force expansion. Can you maybe talk about those two areas?

John Dineen - GE Healthcare - President, CEO

Absolutely. I mean the things that we’re excited about there is that’s obviously a very domestic model. We’re going to pull them in, sit down with our international teams, each one of our business leaders and say how quickly and where should our priorities be in terms of globalizing that model and with our GRC teams we want to continue to add to that pipeline and we think we’re going to see some synergies between Pascale’s in vivo people in because it uses some of the same components in the molecules, particular the ligands and we may be able to share some technologies between the two. So those are exactly the two areas that we think about when we look at that is how to expand that ting commercially, domestically, internationally and how do we chart that pipeline with proprietary diagnostics. This is very important that we keep that very [rick] proprietary pipeline anyone want to —

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Nov 09, 2010 / 05:30PM GMT, GE - GE Healthcare Analyst Meeting

Pascale Witz - GE Healthcare Medical Diagnostics - President, CEO

I think that’s pretty much it. Yes, I’ve been spending quite a lot of time on this.

John Dineen - GE Healthcare - President, CEO

Yes, yes. We love that asset and we think it’s just going to be a wonderful complement to Pascale’s business.

Pascale Witz - GE Healthcare Medical Diagnostics - President, CEO

Yes, I think I would just add on the technologies that we were developing, I mean Clarient was showing the important of some of the technologies that we had in development with digital pathology in Vishal’s business and molecular pathology at the global research center that could actually bring a lot more efficiency in this space, AND Vishal mentioned that I didn’t not insist as much, but this is really a space that is pretty much where radiology has 30 years ago and there are a lot of technologies where the abilities and the competencies that we have can actually translate pretty well, so we feel good about that. That came kind of on top of the in vivo and in vitro fit, if you’d like. But that actually works pretty well and we are pretty excited about the potential there.

Unidentified Audience Member

Just following up on the M&A question, it’d be interesting to hear from each of the business leaders as you think through sort of the JVs in home health or partnering with different universities in pathology versus buying Clarient, kind of how you think through the JV structure versus an outright purchase.

John Dineen - GE Healthcare - President, CEO

Well and I’ll start philosophically. We don’t have an aversion to either. We tend to — especially in developing markets, we tend to have a more of a wholly owned bias. Unless we feel like a partner has — it really can bring us some insights into the marketplace or some distribution advantage, but we really can fill a product gap that we have right now that we really don’t feel like we have the year or two — or basically the time to organically fill that gap. Omar, you can talk a little bit about why Intel and home health and you’ve got some —

Omar Israk - GE Healthcare Systems - President, CEO

Well, I think John framed the reason quite well in the sense that Intel really brought technology and expertise as part of their contribution to the JV which we didn’t have. We could have developed it but they accelerated that move. I mean Jeff put in — I think four or five years worth of — a lot of research and development in this area, both in terms of technology and in terms of what’s needed in that marketplace, but they didn’t really have the — a sense for the market or a critical mass of expertise to go into the health care market which we then provided. So it really was an excellent collaboration of skill sets, very complementary and then this is a brand new space created separate JV that can really operate seamlessly and quickly to address that marketplace was also important so there was some unique factors that drove us to create that JV.

John Dineen - GE Healthcare - President, CEO

What I’d say is a real - what we’re looking for full ownership and full control in most of them, both from a geographic or technology standpoint. JVs would be more the exception.

FINAL TRANSCRIPT

Nov 09, 2010 / 05:30PM GMT, GE - GE Healthcare Analyst Meeting

Unidentified Audience Member

Two additional questions before I pass it on to John behind me. We’ve taken over, you can have the mic back at the end.

Does — the first one is when I asked around sort of the kind of business that defines GE, this is really reaction to the sale and divestiture of the fire and security business for example. A lot of discussion around highly scalable — economically scalable large, highly service intensive, certainly technology intensive types of businesses and I see the technology part but I’d love to get a little more clarification if you think about biopharma and the move with Clarient etc. Particularly since in and of itself I’m not sure when I’ll actually see that become accretive. Right? But how do I think about a longer term scalable business model, particularly in that area and defining how that is also GE.

John Dineen - GE Healthcare - President, CEO

So, I’m not sure I understand. Can we scale molecular diagnostics?

Unidentified Audience Member

Yes, so as you’re talking about scaling up this business so it’s meaningful and given the price you paid for it, right?

John Dineen - GE Healthcare - President, CEO

Yes.

Unidentified Audience Member

How do you - how do you really grow it even faster than you’re talking about as sort of the 10% - 8 to 10%?

John Dineen - GE Healthcare - President, CEO

I’d say the first thing is this is an asset that’s scaling quite quickly on its own. CAGR of 65%?

Pascale Witz - GE Healthcare Medical Diagnostics - President, CEO

60ish.

John Dineen - GE Healthcare - President, CEO

That’s scaling, I think, technically. Right?

Unidentified Audience Member

Off of what base?

John Dineen - GE Healthcare - President, CEO

Off of small base, but its growing rather quickly. So its $100 million business. but I think the two areas that we really focus on is one to expand the market presence, again it is a very, very focused business in the US right now and we think like the rest of the technologies in the portfolio it is going to scale globally.

The second and probably more important part is by filling the pipeline with more tests. If you look at the in vitro diagnostic space, the emergence of new technologies is extraordinary there and our ability to build the leadership position in terms of the diagnostic portfolio there is going to be very, very important in scaling it up and there’re going to be synergies form a technology standpoint as we do that.

FINAL TRANSCRIPT

Nov 09, 2010 / 05:30PM GMT, GE - GE Healthcare Analyst Meeting

Pascale Witz - GE Healthcare Medical Diagnostics - President, CEO

Yes, I would add to this one that this is how we had looked at the market because this Clarient really gives us access to a platform and that’s really how we had the approach of the platform on which we can deal more constant. This is actually — that answers also the question of why not the JV, why do we want to own it, because they out of that, we now have a model that just looking at the US we can actually scale up by giving more content and we can look at the globalization, but just on the content itself, adding up and this is where I did not really have time to dig into it, but this molecular pathology project that we have is actually a very nice engine that would create more content that actually several pharma we have collaboration with Ely Lilly on this one, they’re entrusted in the ability to develop more content specifically for companion diagnostics because they’re entrusted in the — they’re in trusting in having company in diagnostics to be developed at the same time as their targeted drugs, but then some labs will need to run the tests and actually having this collaboration in itself is a way to plan for the future growth.

The technology we have at the global research center, also, we should not undermine the fact that in terms of efficiency that will also help generate more efficiency and throughput and that in it should — should increase the visibility of what pathology can do to the diagnostics world. So we think that this will in itself expand the market in this dimensional. So we see several dimensions on which the market itself can expand actually.

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